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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
APR 10 2007
WASH, D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WALKER ROSE, INC.

OFFICIAL USE ONLY

FIRM ID. NO.
45905

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 CARRABASSETT DRIVE
CARRABASSETT VALLEY, ME 04947

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD ROSE (207) 235-2700

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET	BOSTON,	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I RICHARD ROSE swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALKER ROSE, INC. as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

PATTY MURPHY
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES: JUNE 1, 2008



Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
RECEIVED
PROCESSING
APR 10 2007
WASH., D.C.
186
SECTION

WALKER ROSE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

WALKER ROSE, INC.

Year Ended December 31, 2006

Table of Contents

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors
Walker Rose, Inc.
Carrabassett Valley, ME

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Walker Rose, Inc. (the "Company") as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
March 30, 2007

WALKER ROSE, INC.
Statement of Financial Condition
December 31, 2006

Assets		
Current assets:		
Cash and cash equivalents	$	197,740
Other income receivable		12,013
Other assets		645
Total assets	$	210,398
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	2,200
Commitments and contingencies (Note 6)		
Stockholder's equity:		
Common stock, $.01 par value authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		300,491
Accumulated deficit		(92,303)
Total stockholder's equity		208,198
Total liabilities and stockholder's equity	$	210,398

The accompanying notes are an integral part of these financial statements.

WALKER ROSE, INC.
Statement of Income
Year Ended December 31, 2006

Revenue:	
Fee revenue	$ 25,171
Realized gain on investment	2,065
Total revenue	27,236
Operating expenses:	
Professional fees	4,050
Other operating expenses	1,434
Total operating expenses	5,484
Income from operations	21,752
Other income (expense):	
Interest and dividend income	2,207
Other expense	(229)
Total other income	1,978
Net income	$ 23,730

The accompanying notes are an integral part of these financial statements.

WALKER ROSE, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2005	1,000	$ 10	$ 625,990	$ (116,033)	$ 509,967
Net income	-	-	-	23,730	23,730
Stockholder capital withdrawals	-	-	(325,499)	-	(325,499
Balance, December 31, 2006	1,000 #	$ 10 #	$ 300,491 #	$ (92,303) #	$ 208,198

The accompanying notes are an integral part of these financial statements.

WALKER ROSE, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 23,730
Adjustment to reconcile net income to net cash provided by operating activities:	
Other income receivable	(12,013)
Other assets	5,701
Accrued expenses	(6,300)
Net cash provided by operating activities	11,118
Cash flows from investing activities:	
Proceeds from sale of investment	301,501
Net cash provided by investing activities	301,501
Cash flows from financing activities:	
Stockholder capital withdrawals	(325,499)
Net cash used in financing activities	(325,499)
Net decrease in cash	(12,880)
Cash and cash equivalents, beginning of year	210,620
Cash and cash equivalents, end of year	$ 197,740

The accompanying notes are an integral part of these financial statements.

WALKER ROSE, INC.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS

Walker Rose, Inc. (the "Company") is a Florida corporation and a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's operations primarily consist of the creation, offering, and/or selling, on an agency basis, of direct participation programs and other private placement programs. The Company's principal office is located in Maine.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition
Fee revenues are recognized based on the terms of the related contracts and financial information received by the Company reflecting the performance of the fund managers of the underlying investment in the private investment company.

Income Taxes
The Company uses the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amount and based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce tax assets to the amount considered more likely than not to be realized.

NOTE 3 – INVESTMENT IN PRIVATE INVESTMENT COMPANY

As of December 31, 2006, the Company liquidated its investment in a private investment company. The Company realized a $4,559 loss from the sale of the investment. The loss is classified with realized gains of $6,624 in the statement of income for the sale of stock unrelated to this private investment company.

The private investment company was part of a master-feeder structure which primarily invests in United States equities and foreign exchange contracts.

NOTE 4 – STOCKHOLDER'S EQUITY

During 2006, the sole stockholder withdrew $325,499 in funds out of the Company as a withdrawal of capital.

NOTE 5 – INCOME TAXES

The Company has net operating loss carryforwards of approximately $86,000 for income tax purposes, which begin to expire in 2013. As a result of these net operating losses, the Company has recorded a net deferred tax asset of approximately $29,000, which is offset by a valuation of the same amount. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in the future.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company may from time to time maintain a cash balance at financial institutions that are not federally insured.

NOTE 7 – MAJOR CUSTOMERS

The Company's fee revenue was from one customer during 2006.

NOTE 8 – NON-MONETARY TRANSACTIONS

During 2006, the Company received free legal services and free use of office space. Management has not determined the fair value of these non-monetary transactions.

NOTE 9 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2006, the Company had net capital of $224,872, exceeding the minimum net capital requirement by $219,872. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of .01 to 1.

NOTE 10 – SUBSEQUENT EVENT

Subsequent to December 31, 2006, the sole stockholder withdrew $194,000 in funds out of the Company as a withdrawal of capital.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors
Walker Rose, Inc.
Carrabassett Valley, ME

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Walker Rose, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
March 30, 2007

WALKER ROSE, INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Schedule I

Capital:		
Stockholder's equity	$	208,198
Non-allowable assets:		
Other assets		(12,658)
Net capital		195,540
Minimum dollar net capital requirement		5,000
Excess net capital	$	190,540
Aggregate indebtedness	$	2,200
Ratio of aggregate indebtedness to net capital		.01 to 1

See Independent Auditors' Report.

WALKER ROSE, INC.
Reconciliation of Computation of Net Capital Under Rule 17-5(d)(4)
December 31, 2006

Schedule II

Net capital, as reported in the Company's Part II A Focus report (unaudited)	$	197,740
Increase in non-allowable assets		(5,330)
Decrease in stockholder's equity due to net audit adjustments		3,130
Net capital, as adjusted	$	195,540

See Independent Auditors' Report.

WALKER ROSE, INC.
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2006

Schedule III

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

See Independent Auditors' Report.

END